Exhibit 99.36

EARLY WARNING REPORT

FORM 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

The designation of securities to which this report relates are Class B shares (each a “Class B Share”) and share purchase warrants (“Warrants”) of Bespoke Capital Acquisition Corp. (the "Issuer").

The Issuer's address is:

20 Balderton Street, 8th Floor

London, United Kingdom

W1K 6Tl

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transactions referred to in this report took place in connection with the initial public offering (the "Offering") of Class A restricted voting units of the Issuer (each, a "Class A Restricted Voting Unit") and did not take place through the facilities of any stock exchange or any other marketplace.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Bespoke Sponsor Capital LLP (the "Sponsor")

20 Balderton Street, 8th Floor

London, United Kingdom

W1K 6Tl

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The acquisition by the Sponsor of Class B shares of the Issuer (“Class B Shares”) took place on July 18, 2019. The acquisition by the Sponsor of Warrants took place concurrent with the closing of the Offering that closed on August 15, 2019. The Class B Shares were acquired by the Sponsor for approximately U.S.$0.0025 per share (or U.S.$25,000 or C$32,627.50 in total), the Warrants were acquired by the Sponsor for U.S.$1.00 per Warrant (or U.S.$12,000,000 or C$15,990.00 in total).

2.3	State the names of any joint actors.

None.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

The Sponsor has acquired an aggregate of: (i) 10,062,500 Class B Shares, representing 100% of the Class B Shares and approximately 20% of the total Class A Restricted Voting Shares and Class B Shares, assuming full exercise of the over-allotment option granted to the underwriters of the Offering and no relinquishment by the Sponsor of any of its Class B Shares; and (ii) an aggregate of 12,000,000 Warrants, representing 37% of the issued and outstanding Warrants assuming full exercise of the over-allotment option.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See item 3.1

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the above noted transactions the Sponsor: (i) owned 1 Class B Share, or 100% of the Class B Shares; and (ii) owned no Warrants. After the acquisition, the Sponsor owns (i) 10,062,500 Class B Shares, or 100% of the issued and outstanding Class B Shares (or approximately 20% of the issued and outstanding Class A Restricted Voting Shares and Class B Shares, assuming full exercise of the over-allotment option granted to the underwriters of the Offering and no relinquishment by the Sponsor of any of its Class B Shares); and (ii) an aggregate of 12,000,000 Warrants, representing 37% of the issued and outstanding Warrants assuming full exercise of the over-allotment option.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.4.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

See the Issuer's press release dated August 15, 2019, and the Issuer’s final prospectus dated August 9, 2019 (the “Final Prospectus”), which describe the agreements entered into by the Sponsor.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See item 2.2 above.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See item 2.2 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the Acquiror and any joint actors for the acquisition or disposition of securities of the reporting Issuer. Describe any plans or future intentions which the Acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting Issuer;
(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d)	a change in the board of directors or management of the reporting Issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;
(e)	a material change in the present capitalization or dividend policy of the reporting Issuer;
(f)	a material change in the reporting issuer’s business or corporate structure;
(g)	a change in the reporting Issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting Issuer by any person or company;
(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j)	a solicitation of proxies from securityholders;
(k)	an action similar to any of those enumerated above.

The Sponsor acquired its Class B Shares and Warrants for investment purposes. The Sponsor is restricted from selling its Class B Shares and Warrants as described in the Final Prospectus. The Sponsor may purchase and/or sell any Class A Restricted Voting Units from time to time, subject to applicable law. In connection with the Offering, and as sponsor to the Issuer, the Sponsor entered into certain material agreements, all as described in the Final Prospectus. Except as described herein, as of the date of this report, neither the Sponsor nor any joint actor have plans or future intentions which relate to or would result in any of the items enumerated in (a) through (k) above.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the Acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

See the Issuer's press release dated August 15, 2019, and the Final Prospectus of the Issuer, which describe the agreements entered into by the Sponsor.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the Acquiror under the early warning requirements or Part 4 in respect of the reporting Issuer’s securities.

Not applicable.

Item 8 – Exemption

If the Acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 16th day of August 2019.

BESPOKE SPONSOR CAPITAL LP, by its general partner BESPOKE CAPITAL PARTNERS, LLC

By:	(signed) “Mark Harms”
Name: Mark Harms
Title: Managing Member